                           UNITED STATES                    OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION   ---------------------------
                      Washington, D.C. 20549         OMB Number: 3235-0145
                                                     Expires: October 31, 1994
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*
                                             ---

                        Cincinnati Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   172062101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                           [   ]  Rule 13d-1 (b)
                           [ x ]  Rule 13d-1 (c)
                           [   ]  Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)                 Page 1 of 5 pages

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             CUSIP NO. 172062101                                   13G                    Page    2    of    5    Pages
                       ----------                                                              -------    -------
------------------------------------------------                                          ------------------------------------


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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Fifth Third Bank
                       31-0676865
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a)     X

                                                                                                             (b)

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   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Ohio corporation

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                                     5    SOLE VOTING POWER
           NUMBER OF
             SHARES                                 7,537,208
          BENEFICIALLY            ----------------------------------------------------------------------------------------------
            OWNED BY
              EACH                   6    SHARED VOTING POWER
           REPORTING
             PERSON                                 335,912
              WITH                ----------------------------------------------------------------------------------------------

                                     7    SOLE DISPOSITIVE POWER

                                                    5,720,339
                                  ----------------------------------------------------------------------------------------------

                                     8    SHARED DISPOSITIVE POWER

                                                     317,576
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               7,873,120
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                              NOT APPLICABLE
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               4.89%
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   12      TYPE OF REPORTING PERSON*

                               BK
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 pages

Cincinnati Financial Corporation                                     Page 3 of 5
172062101

Item 1 (a)                 Name of Issuer:

                           Cincinnati Financial Corporation

Item 1 (b)                 Address of Issuer's Principal Executive Office:

                           6200 South Gilmore Road
                           Fairfield, Ohio  45014-5141

Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                           Fifth Third Bank
                           38 Fountain Square Plaza
                           Cincinnati, Ohio  45263

Item 2 (d)                 Title of Class of Securities:

                           Common Shares, without par value

Item 2 (e)                 CUSIP Number:

                           172062101

Item 3                     Not Applicable

                           Fifth Third Bank is filing this statement pursuant to Rule 13d-1 (c).

Item 4                     Ownership:

                           This report relates to beneficial holdings by Fifth Third Bank, of an aggregate of 7,537,208 outstanding shares of the Common Stock of Cincinnati Financial Corporation, no par value.

                           The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)               Amount Beneficially Owned:

                  Fifth Third Bank, has neither voting power nor dispositive power with respect to 6,737,314 shares and are not deemed to be beneficially owned.

                  The following are held in fiduciary accounts and are deemed to be beneficially owned:

Cincinnati Financial Corporation                                     Page 4 of 5
172062101

                  Powers:                                     No. of Shares

                  Full voting; full dispositive               5,720,339
                  Full voting; shared dispositive             0
                  Full voting; no dispositive                 1,816,869
                  Shared voting; full dispositive             0
                  Shared voting; shared dispositive           317,576
                  Shared voting; no dispositive               18,336
                  No voting; full dispositive                 0
                  No voting; shared dispositive               0
                  No voting; no dispositive                   6,737,314

         (b)      Percentage of Class:

                  Fifth Third Bank has aggregate beneficial ownership of 4.89%.

         (c)      Number of Shares as to which such Person has:

                  (i)      Sole Power to Vote or to Direct
                           the Vote                                   7,537,208

                  (ii)     Shared Power to Vote or to Direct
                           the Vote                                   335,912

                  (iii)    Sole Power to Dispose or to Direct
                           the Disposition of                         5,720,339

                  (iv)     Shared Power to Dispose or to Direct
                           the disposition of                         317,576

Item 5                     Ownership of Five Percent or Less
                           of a Class.

                           Not Applicable

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Bank.

                           Fifth Third Bank has filed this schedule in
accordance with Section 240.13 (d-1) (b) (ii) (G) of the Exchange Act Rules, which hold more than 5% of the outstanding stock of the Issuer, as shown below.

         List of Banking Subsidiaries                Federal Tax ID Number      Item 3 Classification
         ----------------------------                ---------------------      ---------------------
         Fifth Third Bank                            31-0676865                         BK

Cincinnati Financial Corporation                                     Page 5 of 5
172062101

Items 8-9         Not Applicable

Item 10           Certification

                  By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 02, 2001
-----------------
Date

FIFTH THIRD BANK



By:    /s/ MICHAEL K. KEATING
   --------------------------------


Name:  Michael K. Keating
       ----------------------------
Title: Executive Vice President